* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016

MICHAEL E. TENTA +1 650 843 5636 mtenta@cooley.com

July 26, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Christina Thomas, Attorney, Division of Corporation Finance

Erin Jaskot, Staff Attorney

RE:	Protagonist Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 11, 2016

File No. 333-212476

Confidentially Submitted May 3, 2016

CIK No. 0001377121

Dear Ms. Hayes:

On behalf of Protagonist Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 27, 2016 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on May 3, 2016, and, as subsequently revised, was filed with the Commission on July 11, 2016 (the “Registration Statement”). In this letter, we are responding only to comment number 10 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 10 in the Company’s letter dated June 22, 2016.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including,

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Two	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016 but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at 650-843-5636 rather than rely on the U.S. mail for such notice.

Anticipated Price Range:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed before the commencement of the road show, which the Company anticipates could commence as soon as [ * ]. The anticipated price range is subject to market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering price range to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be in the range of $[ * ] to $[ * ] per share. Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split that the Company plans to effect in connection with the offering. The price range implies a pre-money valuation for the Company of $[ * ] to $[ * ].

Staff Comments and Supplemental Company Responses

Comment:

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Supplemental Company Response:

The Company has advised us that it has granted stock options during the period from January 1, 2015 through the date of this letter as follows:

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Three	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
March 26, 2015	637,893	$0.13	$0.13
October 28, 2015	5,287,261	$0.08	$0.08
February 8, 2016	894,163	$0.08	$0.08
April 29, 2016	7,634,466	$0.29	$0.29
July 16, 2016	813,318	$0.42	$0.42

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during the years ended December 31, 2014 and 2015 and the three months ended March 31, 2016. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for the remainder of 2016.

Historical Stock-Based Compensation Expense

The Company’s stock-based compensation expense for the years ended December 31, 2014 and 2015 and the three months ended March 31, 2016 were approximately $42,000 (0.5% of total operating expenses), $99,000 (0.7% of total operating expenses) and $56,000 (0.8% of total operating expenses), respectively.

Stock Option Grants and Common Stock Valuations

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Four	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016 option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development

•	progress of the Company’s research and development efforts;

•	the impact of significant corporate events or milestones;

•	material risks related to the business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the preferred stock relative to those of the common stock;

•	equity market conditions affecting comparable public companies;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	that the grants involved illiquid securities in a private company.

Common stock valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•	Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Five	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016 returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed during July 2014 and July 2015. Beginning in December 2015, the Company has used PWERM in combination with OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.

Common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since January 1, 2015 is discussed below.

March 26, 2015. The Company received an independent third-party valuation of its common stock as of July 31, 2014 that indicated that the fair value of the common stock on that date was $0.13 per share. This valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series B convertible preferred stock financing. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 41% and an expected time to liquidity event of 2.0 years and applied a 35% discount for lack of marketability due to the Company being privately held. Between July 31, 2014 and March 26, 2015, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.13 per share as of March 26, 2015.

October 28, 2015. The Company received an independent third-party valuation of its common stock as of July 31, 2015 that indicated that the fair value of the common stock on that date was $0.08 per share. This valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the July 2015 Series C convertible preferred stock financing.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Six	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016

This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 59% and an expected time to liquidity event of 2.5 years and applied a 35% discount for lack of marketability due to the Company being privately held. Between July 31, 2015 and October 28, 2015, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.08 per share as of October 28, 2015.

February 8, 2016. The Company received an independent third-party valuation of its common stock as of December 31, 2015 that indicated that the fair value of the common stock on that date was $0.06 per share. This valuation utilized the Hybrid Method to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed, a dissolution scenario using the PWERM and the closing of an additional tranche of the Series C convertible preferred stock financing scenario in six months using the OPM. In the additional tranche preferred stock financing scenario, the independent valuation specialist used an estimated volatility of 57% and an expected time to liquidity event of 1.6 years and applied a 35% discount for lack of marketability due to the Company being privately held. The Hybrid Method weighted the additional tranche preferred stock financing scenario at 69% and the dissolution scenario at 31%. Between December 31, 2015 and February 8, 2016, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. However, the independent third-party valuation of the Company’s common stock decreased from $0.08 per share as of July 31, 2015 to $0.06 per share as of December 31, 2015 primarily due to fluctuations in U.S. economic conditions and challenges related to raising additional financing for biotechnology companies resulting from the weakening U.S. economy in the fourth quarter of 2015. Because the independent third-party valuation of the Company’s common stock decreased as a result of macroeconomic factors, the Company’s board of directors did not decrease the estimated fair value of the Company’s common stock, and determined it to be $0.08 per share as of February 8, 2016.

April 29, 2016. The Company received an independent third-party valuation of its common stock as of March 31, 2016 that indicated that the fair value of the common stock on that date was $0.29 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered three different IPO scenarios. The time to liquidity was estimated to occur between four months and six months of March 31, 2016 and a 10% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the three different IPO scenarios was estimated to be between $95 million and $157 million. In the exit/liquidity event

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Seven	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016 scenario, the independent valuation specialist used an estimated volatility of 52% and an expected time to liquidity event of 2.0 years and applied a 35% discount for lack of marketability due to the Company being privately held. The Hybrid Method weighted the IPO scenario at 33% and the exit/liquidity event scenario at 67%. The resulting fair value of the Company’s common stock was $0.29 per share. Between March 31, 2016 and April 29, 2016, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.29 per share as of April 29, 2016.

July 16, 2016. The Company received an independent third-party valuation of its common stock as of June 30, 2016 that indicated that the fair value of the common stock on that date was $0.42 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered three different IPO scenarios. The time to liquidity was estimated to occur between six weeks and eight months of June 30, 2016 and a 7.5% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the three different IPO scenarios was estimated to be between $100 million and $150 million. In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 53% and an expected time to liquidity event of 2.0 years and applied a 35% discount for lack of marketability due to the Company being privately held. The Hybrid Method weighted the IPO scenario at 50% and the exit/liquidity event scenario at 50%. The resulting fair value of the Company’s common stock was $0.42 per share. Between June 30, 2016 and July 16, 2016, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.42 per share as of July 16, 2016.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

2015-2016 Stock Option Grants. The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company since

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Eight	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016

January 1, 2015, explain the difference between the estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

•	The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through July 2016 and the estimated IPO price range.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock. The price range described assumes the conversion of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO than before it.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition.

•	The Company added highly qualified employees, including a Chief Financial Officer in February 2016.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the IPO price range.

•	Recent improvements in the capital markets provide increased optimism for a successful IPO. For example, the Dow Jones Industrial Average (“DJIA”) closed at an all-time high on July 12, 2016, following a strong June 2016 jobs report by the United States Department of Labor, recovering from dramatic drops in the DJIA in reaction to the June 23, 2016 United Kingdom referendum vote in favor of leaving the European Union.

•	The IPO price range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM

U.S. Securities and Exchange Commission July 26, 2016 Page Nine	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Protagonist Therapeutics, Inc. in connection with Registration Statement on Form S-1 filed on July 11, 2016 are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 650-843-5636 with any questions or further comments regarding this matter.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Dinesh V. Patel, Protagonist Therapeutics, Inc.

Tom O’Neil, Protagonist Therapeutics, Inc.

Kenneth L. Guernsey, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000    F: (650) 849-7400 COOLEY.COM